DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC
No Act
P.E. 1-10-03
333-21011

03017678

March 17, 2003

Donald G. Kilpatrick
Pillsbury Winthrop LLP
One Battery Park Plaza
New York, NY 10004

Act 1934
Section
Rule 14A-8
Public Availability 3/17/2003

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2003

Dear Mr. Kilpatrick:

This is in response to your letter dated January 10, 2003 concerning a shareholder proposal submitted to FirstEnergy by Ray T. Chevedden. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PILLSBURY WINTHROP LLP

RECEIVED
2003 JAN 13 PM 4:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 10, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Ray T. and Veronica F. Chevedden Family Trust, with John Chevedden as Proxy, for Inclusion in FirstEnergy Corp.'s 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On November 5, 2002 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from the Ray T. and Veronica F. Chevedden Family Trust, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) is attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates to the declassification of the Company's Board of Directors and states, in relevant part:

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly including company by-laws.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal, or portions thereof, from the 2003 Proxy Statement and form of proxy for the following reasons:

1. The Proposal improperly relates to the election of the Company's directors and is therefore excludable pursuant to Rule 14a-8(i)(8); and

2. The Proposal or portions thereof may be excluded pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

1. The Proposal improperly relates to the election of the Company's directors and is therefore excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors." Pursuant to Regulation 11 of the Company's Code of Regulations, the Board of Directors is divided into three classes, with approximately one-third of the board elected annually. Directors are elected to serve three-year terms. Of the Company's directors, only six are up for election in 2003. The Proposal appears to contemplate that the full Board of Directors should be elected at the upcoming meeting of shareholders. If this would result from the approval of the Proposal some of the current directors would be prevented from completing terms for which they have already been elected. In addition, passage of the Proposal would create uncertainty about the number of nominees to the Board at the 2004 Annual Meeting. These issues relate to an election to office within the meaning of Rule 14a-8(i)(8). *See* Boeing Co. (Feb. 6, 2002) (proposal recommending that board "adopt necessary rules to elect each director annually as a long-term policy" excludable).

The Staff has stated in numerous no-action letters that vaguely-worded proposals to declassify a company's board of directors are excludable because they relate to an election for membership on the company's board of directors. *See* Boeing Co. (Feb. 6, 2002) (proposal recommending that board "adopt necessary rules to elect each director annually as a long-term policy" excludable); North Bancshares Inc. (Jan. 29, 1998) (proposal to "eliminate the classification of the Company's Board commencing with the election of directors in 1999" excludable); Houston Industries Inc. (Mar. 28, 1990) (proposal urging the board of directors to "take such action as may be necessary to provide for the annual election of all 14 directors" excludable); American Information Technologies Corp. (Dec. 13, 1985) (similarly-worded proposal contravenes rule against inclusion of proposals relating to election of directors); First National State Bancorporation (May 2, 1983) (proposal calling for company to "eliminate the staggering system for annual election of directors" excludable on same grounds); Brown Group, Inc. (Nov. 22, 1977) (proposed resolution that the stockholders "assemble an annual meeting in person and by proxy to abolish or eliminate the stagger system and to have an annual election for the board of directors"). The Proposal is the same in all material respects as the proposals submitted in these letter rulings. The Proponent has made no attempt to provide for protection of the terms of directors already elected, or to clarify that the election scheduled at the 2003 Annual Meeting would not be affected. *See also* USX Corp. (Feb. 13, 1991) (proposal to add minimum stockholding requirement as qualification for service beginning with 1992 annual meeting excludable because it affects directors previously elected).

Because the Proposal, if adopted, would disqualify certain directors previously elected from completing their terms on the Board and would affect the number of nominees to the Board at the 2004 Annual Meeting in contravention of Rule 14a-8(i)(8), it is properly excludable from the 2003 Proxy Statement.

2. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001). Rule 14a-9(b) states an example of misleading material within the meaning of the Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently asked Mr. Chevedden to revise or delete portions of his proposals under this rule. *See* Boeing Co. (Feb. 6, 2002); Honeywell Int. Inc. (Oct. 26, 2001); APW Ltd. (Oct. 17, 2001); Electronic Data Systems Corp. (Sept. 28, 2001); Southwest Airlines, Co. (Mar. 20, 2001); Alaska Air Group, Inc. (Mar. 13, 2001).

The Proposal is divided into a resolution (the "Resolution") and a supporting statement (the "Supporting Statement"). The Supporting Statement consists of six sections. Only sections, one, two, four and five seem to even arguably address the issue of a declassified board. Even then, these sections are objectionable for other reasons, as noted below. Portions of the Proposal impugn the character, integrity, and personal reputation of our board members. The Proposal also alleges improper, illegal, or immoral conduct without factual foundation. The inclusion of irrelevant issues and misleading allegations in the Proposal incites shareholders rather than educating them on the advantages or disadvantages of a declassified board. Finally, portions of the Proposal are false, unsupported by factual foundation, and misleading under Rule 14a-9. For the reasons more particularly set forth below, the Proposal violates applicable Commission Rules.

In accordance with the guidance contained in the Staff's previous no-action letters and to avoid shareholder confusion regarding the legitimate proposal issue at hand, the Company finds the following portions of the Proposal to be objectionable:

• Resolution: Sub-heading of title;
• Supporting Statement Section One: Entire title and section;
• Supporting Statement Section Two: Entire title and the phrase "including our 59%-yes vote in 2002";
• Supporting Statement Section Three: Entire title and section;
• Supporting Statement Section Four: Entire title and section;
• Supporting Statement Section Five: Entire title and section;
• Supporting Statement Section Six: Entire title and section; and
• Concluding Statement: Second sentence.

Staff Legal Bulletin No. 14, published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . .is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to depart from the statements in the above bulletin in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the 2003 Proxy Statement.

Resolution: Elect Each Director Annually

The **sub-heading of the Resolution title and concluding statement** states: "Allow Proposal Topic That Won Our 50%-Plus Yes Vote at 3 Annual Meetings." This is a misleading statement, which indicates that a majority of the shares entitled to vote on this proposal topic voted "yes" at three different annual meetings. In fact, through five submissions in recent years this proposal has failed on every occasion to garner "yes" votes from a majority of the shares entitled to vote. In 2001, for example, the proposal received a favorable vote from only 39.9% of the shares entitled to vote. In 2002, the proposal received a favorable vote from 42.8% of the shares entitled to vote. These false and misleading statements must be deleted from the Resolution.

Supporting Statement Section One: Strong Institutional Investor Support

The **first sentence of Section One** states: "Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002." The **last sentence of Section One** states: "Institutional investors own 62% of FirstEnergy stock." Failure by the Proponent to provide citations or other documentation to support these statements renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. Unless the Proponent provides a specific source for this information, it must be deleted from Section One. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002).

The Proponent fails to support his statement in the **second sentence of Section One,** according to which "annual election of each director is a key policy of the Council of Institutional Investors" (the "CII"). The Proponent claims to support this statement by referring shareholders to the CII's entire website at www.cii.org. Shareholders visiting the site may be unable to determine which of the many pages on the site might support the Proposal's statement while encountering vast amounts of irrelevant information. Moreover, the citation is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into the website after the proxy materials are mailed to the Company's shareholders. The Commission previously has found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1. *See*, Hewlett–Packard Company (Dec. 17, 2002) (requiring the Proponent to revise the same website address included in the Proposal). The website reference and the statement that "annual election of each director is a key policy of the Council of Institutional Investors" should therefore be excluded because (i) the reference to this website is vague and (ii) false or misleading statements could be incorporated into the website at any time.

Similarly, the Proponent fails to support his statement in the **third sentence of Section One**, which also contains false and misleading statements. That sentence states: "Another Council policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999, 2001 and 2002." Presumably, the Proponent would support this assertion by its previous reference to the CII's website. For the reasons discussed above, however, this general reference is excludable and this statement must be excluded unless the Proponent identifies a specific and verifiable citation.

For these reasons, the entire title and content of Section One must be deleted from the Proposal.

Supporting Statement Section Two: Our 50%-Plus Yes Votes in 1999, 2001 & 2002

The Proponent repeats the false representation of vote outcomes occurring in the Resolution in the **title of Section Two** ("Our 50%-plus Yes Votes in 1999, 2001 & 2002") and again at the **end of Section Two** ("including our 59%-yes vote in 2002"). These are misleading statements, which indicate that a majority of the shares entitled to vote on this proposal topic voted "yes" at these annual meetings. As indicated above, such was not the case. For these reasons, these statements must be deleted from Section Two of the Proposal.

Supporting Statement Section Three: Challenges Faced by our Company

The Staff has previously concluded that sections of a supporting statement that "may be confusing and misleading to shareholders because they are unrelated to the subject matter" may be omitted under Commission Rules. Unocal Corporation (Mar. 7, 1996); *See also* Exxon-Mobil Corporation (Mar. 27, 2002); PG&E Corporation (Feb. 28, 2002); Boise Cascade Corp. (Jan. 23, 2001); Freeport-McMoRan Copper & Gold Inc. (Feb. 22, 1999); CIGNA Corporation (Feb. 16, 1988); Knight-Ridder, Inc. (Dec. 28, 1995). The Staff in *Unocal* determined that misleading statements about a company's overseas operations were unrelated to a proposal to require that the chair of the board not be a former CEO. In *Exxon-Mobil*, the Proponent was required to delete statements that the Company misinformed shareholders about global warming since these were irrelevant to a proposal recommending that social and environmental concerns be accounted for in compensating executives. Likewise, **the Proponent's statements in Section Three** consist of vague, inflammatory allegations and undocumented assertions that are unrelated to the proposal and would serve only to confuse shareholders. Even if the statements contained in Section Three were relevant to the issue of a classified board of directors, this section directly violates Commission Rules as it "impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Company strongly objects to the Proponent's abuse of the shareholder proposal process to disseminate false, misleading or inflammatory information in violation of Rules 14a-8(i)(3) and 14a-9. These reasons and failure by the Proponent to support these allegations require that the entire title and content of Section Three be deleted from the Proposal.

Supporting Statement Section Four: Combined with a poison pill

Section Four states in its entirety: "Certain independent proxy analysts are particularly concerned about a lack of annual election of each director, combined with a poison pill, which shelters <u>our</u> management from accountability." (Emphasis added). Not only does this assertion of fact lack any citation or other supporting documentation, but it fails to identify the "proxy analysts" who have apparently concluded that the Company's classified board structure shelters its management from accountability. This statement of opinion couched as fact is also misleading and inflammatory because it implies that the Company's board of directors does not fulfill its fiduciary obligations to the Company and shareholders as required by law. Even if the Proponent identified the "proxy analysts" in question, the entire title and content of Section Four must be deleted because it falsely asserts that the Company's current board structure does not allow for accountability to shareholders.

Supporting Statement Section Five: Flaws in our Management's Response to this Topic

Section Five states in its entirety: "Our management's 2002 formal stand on this proposal topic focused on our management's prerogative to ignore 50%-plus shareholder votes." In addition to being false in violation of Rule 14a-8(i)(3) and 14a-9, this section is vague and inflammatory. In its 2002 Proxy Statement, the Board of Director's explained the nature of the shareholder proposal on this topic and directly addressed the merits of the proposal in justification of its position. Contrary to the Proponent's statement, the Board of Directors has no "prerogative to ignore" what the Proponent has vaguely and misleadingly defined as "50%-plus shareholder votes." The position taken by the Company in the 2002 Proxy Statement filed with the Commission as of April 1, 2002 establishes the falsity of these allegations. The entire title and content of Section Five must be deleted.

Supporting Statement Section Six: Serious about Good Governance

Section Six of the Supporting Statement contains several misleading and undocumented assertions of fact. Specifically, the section implies a connection between a classified board of directors and the corporate malfeasance witnessed in the case of "Enron and the corporate disasters that followed." This section is all the more misleading in that it implies a connection between declassification and a "vigorous board" without defining what is meant by a "vigorous board." This vague and unfounded assertion, coupled with the last sentence of the section ("Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight"), would lead a reasonable reader to believe that the Company's current classified board structure has a negative impact on the value of the shares. While the Proponent is entitled to such an opinion, the Proposal cannot present the Proponent's opinion as a statement of fact in violation of Rules 14a-8(i)(3) and 14a-9. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001). Accordingly, the entire title and content of Section Six must be deleted.

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2003 Proxy Statement will be finalized for printing on or about March 19, 2003. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick

Enclosures

cc: Gary D. Benz
John Chevedden

Exhibit A – Shareholder Proposal

3 – Elect Each Director Annually
Allow Proposal Topic That Won Our 50%-Plus Yes Vote at 3 Annual Meetings

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly including company bylaws.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submits this proposal.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a key policy of the Council of Institutional Investors www.cii.org. Another Council policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999, 2001 and 2002. Institutional investors own 62% of FirstEnergy stock.

Our 50%-Plus Yes Votes in 1999, 2001 & 2002

This proposal topic won more than 50% of our yes-no vote at each of our 1999, 2001 and 2002 annual meetings including our 59%-yes vote in 2002.

Challenges Faced by our Company

Shareholders believe that challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) The Nuclear Regulatory Commission is investigating our company for possible criminal negligence, including charges of falsifying documents at the Davis-Besse nuclear plant.

2) Our management said it put profit ahead of safety at the Davis-Besse nuclear plant.

3) Our management declared Davis-Besse "one of the safest and most reliable" nuclear plants when it had a brick-sized hole in the steel required to protect the nuclear reactor.

4) The Nuclear Regulatory Commission said the whole Davis-Besse mess cold have been avoided.

5) The bill for the extended outage at Davis-Besse is expected to approach $400 million.

Combined with a poison pill

Certain independent proxy analysts are particularly concerned about a lack of annual election of each director, combined with a poison pill, which shelters our management from accountability.

Flaws in our Management's Response to this Topic

Our management's 2002 formal stand on this proposal topic focused on our management's prerogative to ignore 50%-plus shareholder votes.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes electing each director annually. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

To protect our investment money at risk:

Elect Each Director Annually
Allow Proposal Topic That Won Our 50%-Plus Yes Vote at 3 Annual Meetings
Yes On 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

FirstEnergy Corp. (FE)
Investor Response to Company No Action Request
Established Topic: Annual Election of Each Director
Ray T. Chevedden

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress an established corporate governance shareholder proposal topic.

To address the company questions, passages in the shareholder proposal are numbered and a corresponding number is marked on the attached supporting exhibit. On certain numbered items additional information is included below.

5) Item 5 is supported by item 1 exhibits.

6) The major challenges cited in the proposal are a foundation for shareholders to have a meaningful ability to communicate with the board in the form of a non-binding vote. The company does not offer any support for even one item to be incorrect. Supporting business news exhibits are included.

The proposal is precatory and thus delegates to the board the issue of current directors serving their terms.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:* Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

With the sentence after sentence of company objections, the company fails to address whether it fits this status: Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

H. Peter Burg
Chairman

(1999)

- Number of classes: three
- Number of years in each class term: three
- Supermajority vote of 80 percent to repeal the provision

Arguments for

Supporters of proposals to declassify boards of directors say staggered boards encourage entrenchment and diminish director accountability to shareholders, since directors do not stand for reelection each year. Proponents of these proposals say that annual elections enable shareholders to have their views reflected currently and on a broader basis.

Arguments against

Opponents say the staggered terms promote continuity and stability in company policies and strategies. The board of directors and management of the company are in the best position to determine the proper board structure.

Voting history from IRRC database*

Year	Votes for	Votes against
2000	48.4	51.6
1999	51.8	48.2
1998	32.5	67.5

* Votes are given as percentages of votes cast for and against.

Current corporate governance profile

Charter provisions, bylaws provisions and policies			
Fair price	no	Limited action by special meeting	yes
Supermajority vote to approve merger	yes	Limited shareholder ability to amend charter	no
Antigreenmail	no	Limited shareholder ability to amend bylaws	no
Consider nonfinancial effects of merger	no	Cumulative voting	no
Limited action by written consent	no	Confidential voting	no
Advance notice for shareholder action	yes	Classified board	yes

Capital structure			
Blank check preferred stock	yes	Unequal voting rights	no
Poison pill (shareholder rights plan)	yes	Esop ownership	n/d
Dual class common stock	no	Other known to IRRC	none

State antitakeover law

Jurisdiction: Ohio
Antitakeover provisions:

- control share acquisition
- fair price
- three-year freeze out
- directors' duties
- poison pill endorsement
- recapture of profits

Analysis

In 2000, this proposal received 34 percent of the outstanding shares, well below the 80 percent required to pass due to a supermajority provision (see proposal no. 5). The proponent also submitted a similar proposal in 1998 and 1999.

Approximately 62.9 percent of S&P 500 companies have classified board structures.In 2000, 54 shareholder proposals seeking to repeal classified board structures were voted on at 53 companies. For the first time, the average support for shareholder proposals to declassify boards was more than 50 percent, garnering support from 52.7 percent of the votes cast for and against. Few companies have attempted to eliminate their staggered board in recent years, despite shareholder efforts to encourage the move.

(1)

First Union	perfomance-based stock options#	UBCJA	withdrawn
FirstEnergy	eliminate supermajority vote#	Gilberts	56.5% **
	performance based compensation system#	UBCJA	18.7%
	repeal classified board	Chevedden, J.	52.9% **
	resolicitation information#	Wolff, A.	not in proxy
FirstMerit	sell the company	Lauber, P.	23.4%
FleetBoston Financial	change annual meeting date	Crapo, J.	not presented
	limit director tenure	Davis, E.	6.1% @
	link executive pay to social criteria	UFE/Resp. Wealth	14.3% @
Fleming	repeal classified board	Teamsters	withdrawn
Flowserve	sell the company	Steiner, W.	4/19/2001
Ford Motor	director report in proxy	Olson, C.	4.8% @
	discontinue executive bonuses	Morse, R.	5.2% @
	elect shareholders to board#	Mills, R.	omitted [i-2]
	institute stock buyback program#	Heisey, T.	omitted [i-13]
	investigate family/company relationships#+	Chevedden, J.	15.8% @
	redeem/vote on future poison pill#	Janopaul-Naylor, E.	withdrawn
Foster Wheeler	remove director#	Sort Freight Systems	omitted [i-8]
FPL Group	perfomance-based stock options	UBCJA	withdrawn
	performance based compensation system#	Laborers	withdrawn
Freeport McMoRan Copper & Gol	create shareholder advisory committee	Seattle Mennonite	6.6% @
	repeal classified board	Mathis, H.	54.5% @ (p)
Gannett	double board nominees/director statement	Naylor, B.	5/8/2001
General Dynamics	redeem/vote on future poison pill#	Chevedden, J.	omitted [i-2]
General Electric	cumulative voting	Davis, E.	30.5%
	double board nominees/director statement#	Naylor, B.	3.7%

(2002)

Corporation	Subject	Principal Sponsor or Coordinator	Status
	increase stakeholder nominees#	UFE/Resp. Wealth	omitted [c]
	link executive pay to social criteria#+	Maryknoll Fathers Bros., GBPUMC, Srs. St. Dominic/Caldwell, MCAM	7.9%
	redeem or vote on poison pill	Rossi Family	44.9%
	separate chairman/CEO#	RAM Trust	omitted [i-8]
Fannie Mae	adopt cumulative voting	Davis, E.	22.1%
Federated Department Stores	repeal classified board	Davis, E.	88.5% (p)
FedEx	no consulting by auditors	UBCJA	9/30/2002
FirstEnergy	eliminate supermajority provision	Gilberts	63.2% **
	increase compensation committee independence	Laborers	withdrawn
	no consulting by auditors	UBCJA	withdrawn
	redeem/vote on future poison pill#	Wolff, A.	omitted [d]
	repeal classified board	Chevedden Family Trust	59.3% **
FleetBoston Financial	change annual meeting date#	Crapo, J.	omitted [h-3]
	limit director terms	Davis, E.	6.2% @
	link executive pay to social criteria	UFE/Resp. Wealth	13.1%
Fleetwood Enterprises	shareholder approval of auditor	Latham, M.	awaiting tally
Ford Motor	allow class vote on directors	Mills, R.	5.6% @
	increase key committee independence	Gilberts	17.3% @
	investigate family/company relationships	Chevedden, J.	16.7% @
Fortune Brands	redeem or vote on poison pill#+	Rossi Family	65.5% @ (p)
Freeport McMoRan Copper & Gol	create shareholder overview committee	Seattle Mennonite	6.6% @
	repeal classified board	Mathis, H.	79.1% @ (p)
Gap	increase nominating committee independence#	IBEW	withdrawn
Gateway	repeal classified board	Calpers	33.2%
General Dynamics	redeem or vote on poison pill	Chevedden, J.	not in proxy
General Electric	adopt cumulative voting	Davis, E.	25.3%
	award perfomance-based stock options	LongView	31.5%
	COLA for pensions#	Mahar, K.	omitted [i-7]
	disclose executive pension obligations	AFL-CIO	withdrawn
	increase board independence#	Collins, C.	omitted [i-6]
	increase pension benefits#	Lynch, W.	omitted [i-7]
	pension fund surplus reporting	CWA	13.3%
	redeem or vote on poison pill	Rossi Family	39.8%
	spin off division#	Klein, M.	omitted [i-7]
	vote on future golden parachutes	Teamsters	39.0%
General Motors	allow vote against directors#	Morse, R.	omitted [c]
	approve audit committee members	Schlossman, B.	withdrawn
	award perfomance-based stock options#	Steiner, W.	withdrawn
	increase dividends	Lauve, J.	4.0% @
	increase key committee independence##	Rossi Family	24.6% @
	increase shareholder perks#	Kushman, W.	omitted [i-7]
	pay directors in stock	Chevedden Family Trust	4.9% @
	redeem or vote on poison pill	Chevedden, J.	42.8% @
	vote on future golden parachutes#	Gilberts	omitted [b-2]
Genuine Parts	increase compensation committee independence	Laborers	withdrawn
Georgia Gulf	increase nominating committee independence	NYCPolice	not in proxy
Gillette	repeal classified board	NYCERS	55.7% (p)
Goldman Sachs Group	repeal classified board	Davis, E.	24.8%
	securities analysts' code of conduct#+	AFL-CIO	withdrawn
Goodyear Tire & Rubber	redeem or vote on poison pill	Rossi Family	70.9% **
	repeal classified board	NYCTeachers	74.4% ** (p)

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Profile - FirstEnergy Corp. (NYSE:FE)

As of 13-Jan-2003

Enter symbol: symbol lookup Ge

Annual Reports for over 3,500 US and Canadian companies available. *FREE*

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Recent Events

Dec 24 New Analyst Opinion

Dec 1 Dividend payment of $0.375

Location

76 South Main Street
Akron, OH 44308

Phone: (800) 633-4766
Fax: (330) 384-3772

Employees (last reported count): 18,700

Financial Links

·Institutional Ownership
·Upgrade/Downgrade History
·Historical Price Data
·SEC Filings from Edgar Online

Competitors:
·Sector: Utilities
·Industry: Electric Utilities

Company Websites

·Home Page
·Subsidiaries

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Index Membership

·Dow Utilites
·S&P 500

Ownership

- **Insider and 5%+ Owners:** 8%
- **Institutional:** 62% (67% of float) (1,025 institutions)
- **Net Inst. Buying:** 383.0K shares (prior quarter to latest quarter)

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Business Summary

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FirstEnergy Corp. is the holding company of electric utility subsidiaries, including Ohio Edison Company, The Cleveland Electric Illuminating Company, Pennsylvania Power Company, The Toledo Edison Company, American Transmission Systems, Incorporated, Jersey Central Power & Light Company, Metropolitan Edison Company and Pennsylvania Electric Company. FirstEnergy's revenues are derived primarily from electric service provided by its utility subsidiaries and its other principal subsidiaries: FirstEnergy Solutions Corp.; FirstEnergy Facilities Services Group, LLC; MYR Group Inc.; MARBEL Energy Corporation; GPU Capital, Inc.; and GPU Power, Inc. The Company owns other subsidiaries including: FirstEnergy Properties, Inc., FirstEnergy Ventures Corp., FirstEnergy Nuclear Operating Company, FirstEnergy Securities Transfer Company, GPU Diversified Holdings, LLC, GPU Telecom Services, Inc., GPU Nuclear, Inc.; FirstEnergy Service Company; GPU Service, Inc.; and GPU Advanced Resources, Inc.

More from Market Guide: Expanded Business Description

Financial Summary

2

FE is a holding company whose subsidiaries, Ohio Edison, The Illuminating Company, Pennsylvania Power and Toledo Edison, provide electric utility service to 2.2 million customers in OH and PA. FE also provides energy-related products and services. For the nine months ended 9/30/02, total

COUNCIL of INSTITUTIONAL INVESTORS

Council Policies



Corporate Governance Policies

The Council of Institutional Investors' corporate governance policies establish goals and guidelines for the effective governance of publicly traded corporations. The policies include fundamental core policies that the Council believes should be implemented by all companies, general principles of shareholder rights and board accountability, and a number of more general position statements on various corporate governance issues. It is the Council's hope that corporate boards will meet or exceed these standards and adopt similarly appropriate additional policies to best protect shareholders' interests.

The Council believes that all publicly traded companies and their shareholders and other constituencies benefit from written, disclosed governance procedures and policies. Although the Council believes that the meaningful oversight a board provides may owe most, on a routine basis, to the quality and commitment of the individuals on that board, policies also play an important governance role. Policies can help an effective board perform optimally in both routine and difficult times, and policies can help individual directors and shareholders address problems when they arise.

The Council supports corporate governance initiatives that promote responsible business practices and good corporate citizenship. The Council believes that the promotion, adoption and effective implementation of guidelines for the responsible conduct of business and business relationships are consistent with the fiduciary responsibility of protecting long-term investment interests.

Consistent with their fiduciary obligations to their limited partners, the general partners of venture capital, buyout and other private equity funds should use appropriate efforts to encourage the companies in which they invest to adopt long-term corporate governance provisions that are consistent with the Council's Core Policies, General Principles and Positions or other comparable governance standards.

Council policies bind neither members nor corporations. They are designed to provide guidelines that the Council has found to be appropriate in most situations. Most of the following policies have withstood the test of over a decade of corporate experience. But members are aware that situations vary and Council members only raise policy issues in particular situations when underlying facts warrant.

CORE POLICIES

1. All directors should be elected annually by confidential ballots counted by independent tabulators. Confidentiality should be automatic and permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareholder votes should be clearly disclosed.
2. At least two-thirds of a corporation's directors should be independent. A director is deemed independent if his or her only non-trivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship. (See definition of indepedent director.)
3. A corporation should disclose information necessary for shareholders to determine whether each director qualifies as independent, whether or not the disclosure is required by state or federal law. To assist shareholders in making these determinations, corporations should disclose all financial or business relationships with and payments to directors and their families and all significant payments to companies, non-profits, foundations and other organizations where company directors serve as employees, officers or directors. (See explanatory notes for the types of relationships that should be disclosed.)
4. Companies should have audit, nominating and compensation committees. All members of these committees should be independent. The board (rather than the CEO) should appoint committee chairs and members. Committees should have the opportunity to select their own service providers. Some regularly scheduled committee meetings should be held with only the committee members (and, if appropriate, the committee's independent consultants) present. The process by which committee members and chairs are selected should be disclosed to shareholders.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions concerning the sale or pledge of corporate assets which would have a material effect on shareholder value. A sale or pledge of assets will automatically be deemed to have a material effect on shareholder value if the value of the assets at the time of sale or pledge exceeds 10 percent of the assets of the company and its subsidiaries on a consolidated basis.

Return to top

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communications f[illegible] olders and should seek shareholder views on

Reuters

Watchdogs warn more repairs at US nuclear plants

Monday October 21, 4:46 pm ET
By Leonard Anderson

SAN FRANCISCO, Oct 21 (Reuters) - The U.S. nuclear power business, forking out millions of dollars to fix corroded "lids" atop several reactors, likely faces more big repair jobs, industry watchdogs warn.

An aging fleet of 103 reactors - about 20 percent of the nation's power supply - needs to overhaul or replace a host of complex systems, among them giant transformers, circuitry, insulating systems and other costly gear, they said.

Repair bills, however, may soar if the industry's inspection programs don't do a better job of detecting problems at an early stage, a criticism raised by the Union of Concerned Scientists, a nuclear watchdog group.

The biggest price tag is for downtime, which can cost a plant owner nearly $500,000 a day just to buy electricity the plant would have generated otherwise.

The bill for an extended outage at FirstEnergy's (NYSE:FE - News) badly damaged 25-year-old Davis-Besse reactor in Ohio, for example, is expected to approach $400 million.

While public safety appears to be in no immediate danger, the same cannot be said for the earnings of utilities forced to shut plants for lengthy repairs.

The challenge is that utilities may not be able to pinpoint plant problems because inspections by the industry's chief federal regulator have been cut back, David Lochbaum, a nuclear safety engineer at the UCS told Reuters.

"The Nuclear Regulatory Commission must have more resources for inspections," Lochbaum said.

A scathing "lessons learned" report issued Oct. 9 by the NRC said the commission failed to carry out inspections that could have found the acid leak that shut Davis-Besse in March.

The acid nearly ate a hole through a 6-inch (15-cm) thick, 150-ton steel lid bolted down on top of the reactor, leaving only a 3/8-inch (1-cm) thick stainless steel liner to contain the enormous pressure inside the reactor.

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6

PREVENTABLE

The NRC's report said the whole mess could have been avoided but was not because, among other things, Davis-Besse's owner "failed to assure that plant safety issues would receive appropriate attention."

Davis-Besse's woes have forced FirstEnergy to replace the damaged lid, delay restart of the idled plant to early next year, and cut its 2002 earnings forecast.

Other operators are scrambling to detect any similar leaks at their own plants, among them Richmond, Va.-based Dominion (NYSE:D - News), which is replacing lids on its four Virginia reactors.

Duke Energy (NYSE:DUK - News) also plans to put new caps on the three reactors at its Oconee nuclear plant in South Carolina in 2003-2004. Meanwhile, the company will plug leaks on the lid atop Oconee Unit 2, now shut for refueling.

Despite NRC criticism, nuclear industry officials are confident their inspection programs are in good shape.

The Nuclear Energy Institute, an industry trade group, noted that at least two NRC inspectors are stationed full time at each plant to ensure they meet NRC regulations.

Additional NRC inspectors are brought in when needed.

John Vincent, a senior project manager at NEI, said the NRC may conduct 10 to 25 inspections a year at a plant, not counting special NRC team inspections and inspections conducted by the utility's own engineers.

INSPECTIONS REDUCED

Critics, however, accuse the NRC of not being tough enough, of cutting the number of on-site inspectors, and reducing inspection hours by 25 percent over the past five years.

Lochbaum said the cuts reflect "intense pressure to reduce costs due to utility deregulation, and the result is they are cutting back the safety net, which is the NRC."

The NRC acknowledged the cuts but said adding inspectors at its regional offices has given it "more flexibility."

The commission also said fewer inspection hours partly reflect completion of earlier projects, including lengthy safety reviews at the big Millstone plant in Connecticut.

A new reactor oversight process lets the NRC do "more focused" safety inspections, the commission said, adding: "There will always be budget pressures to be more efficient; however, working smarter and more focused does not equate to a cutback of the 'safety net.'"

Lochbaum said, however, that inspectors should do more to examine circuit breakers and outside transformers at nuclear power plants. "This seems to be the next problem on the horizon. They're not tested as frequently," he said.

He cited two incidents involving electrical fires in 2001 at the San Onofre plant in Southern California, 75 percent owned by Edison International's (NYSE:EIX - News) Southern California Edison unit, plus transformer fires at other locations.

Insulation to control heat loss from the maze of pipes and tubes in a reactor building is a concern, Lochbaum said.

A broken pipe might cause insulating material to fall into a water tank and get recycled into the reactor, clogging filters and, in turn, overheating cooling water pumps.

"We hope the the lessons learned from Davis-Besse will lead to better oversight and knowledge, both for the NRC and plant owners," Lochbaum said.

Financial News

Dow Jones Business News

~~FirstEnergy Contributed Too~~ Much To Some US Campaigns

Friday October 18, 6:14 pm ET
By Jon Kamp, Of DOW JONES NEWSWIRES

CHICAGO -(Dow Jones)- FirstEnergy Corp.'s political action committee accidentally over-contributed to recent campaigns of some U.S. congressional candidates, and has either asked for refunds or a reallocation of contributions to correct the errors, a company spokesman confirmed Friday.

Federal election laws allow a $5,000 contribution per campaign, and in a handful of recent incidences, FirstEnergy's political action committee topped the maximum by at least $1,000.

The mistakes seem to be the result of a computer system glitch which is being corrected, said Ralph DiNicola, spokesman for Akron, Ohio-based FirstEnergy.

"There was certainly no intent to deceive at all," DiNicola said. "We are putting procedures in place to make sure we don't inadvertently exceed contributions."

Such errors aren't altogether uncommon, and the Federal Election Commission, which monitors contributions, allows time to correct errors, said Ed Davis, vice president of state and field operations at Common Cause, a Washington-based watchdog group.

"There's always a certain amount of legitimate errors in campaigns," Davis said. "On the other hand, we've come to suspect everything."

FirstEnergy has come under scrutiny from the Nuclear Regulatory Commission, the Congress and the press this year following the discovery of a massive hole eaten by acid leaking onto the lid of its Davis-Besse nuclear reactor.

If spellings or phrasings on a check to a certain candidate differed from previous checks to the same candidate, FirstEnergy's computer systems wouldn't necessarily have added the new check to the running tally for contributions to that individual, DiNicola said. There were also instances in which a check was written as contribution to a primary campaign when it should have been designated for a general-election campaign, he said.

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Finance Spotlight

Jurisdiction: Delaware
Antitakeover provisions:
Σ three-year freeze out

Analysis The combination of Northrop's classified board and poison pill serves as a formidable defense against hostile takeover overtures. To repeal the company's poison pill and push through a hostile deal, a dissident group would be required to win virtually all board seats up for election at two consecutive annual meetings, a process few groups are willing to endure because of the time and expense of completing such a maneuver.

While about 60 percent of S&P 500 companies have classified board structures, shareholder sentiment has moved toward encouraging companies to adopt annual election of all directors. In 1998, 49 companies were faced with shareholder proposals seeking an end to their classified board structure. Average support for the proposals was 47.3 percent of the votes cast for or against, an all-time high in terms of average support for such proposals.

Few companies have moved to eliminate their staggered boards in recent years, despite shareholders effort to encourage the annual election of directors. Although some companies may be accused of turning a blind eye to shareholders' views on the classified board issue, most companies are deterred from offering management-sponsored resolutions on the issue because of supermajority voting hurdles needed to repeal classified board provisions. Similarly, a management-sponsored proposal to repeal the classified board at Northrop would require support from 80 percent of outstanding shareholders to pass.

In addition to increasing performance by instilling accountability through the annual election of directors, the proponent argues that independence is critical for improved performance and urges all key committees to consist of independent directors. Northrop's nominating and compensation committees are comprised entirely of independent directors, according to IRRC's definition of independence. The five-member audit committee includes one affiliated director: Aulana Peters, a partner at Gibson, Dunn & Crutcher. The proponent says Peters' impartiality is compromised by the fact that Gibson, Dunn does legal work for the company, including serving as trial counsel for Northrop in the Department of Justice lawsuit against the Lockheed merger. Northrop contends that its bylaws already require members of its key committees to be independent and appears to exclude Peters as an affiliated director by claiming that the legal advise conduct by Gibson, Dunn was conducted by "another partner."

Audit committee independence has been increasingly scrutinized following the February release of a report by the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees. The committee's report listed 10 specific recommendations to improve the quality of corporate financial reporting at companies listed on the New York Stock Exchange. One of the most significant recommendations included a requirement that audit committees should be comprised only of independent directors, under a new, specific definition of independence. A director would not be considered independent under the committee's definition if he or she were an executive officer of any for-profit business organization to which the corporation made payments that are or have been significant to the corporation or business organization in any of the past five years.

Proposal No. 7: Shareholder proposal—Redeem or vote on poison pill

Proxy statement page: 30
Vote required: Majority of votes cast (abstentions count against; broker non-votes not counted)
Proponent: John Chevedden
Background: See IRRC Background Report E: *Poison Pills*

Proposal To request the board to redeem its existing poison pill unless the plan is approved by a majority of outstanding shareholders, and to prohibit the adoption of a new pill without shareholder approval.

7

The poison pill contains the following p[illegible]ns:
Σ stock ownership triggering event is 15 percent;

For the fifth year in a row, a shareholder has indicated that a proposal will be presented at the Annual Meeting which seeks to change the way your Board of Directors is elected. Your Board of Directors is divided into three classes. Each class serves for a term of three years, with one class, constituting approximately one-third of the Board, being elected each year at the Company's Annual Meeting of Shareholders. The shareholder proposal is designed to change this structure and require that all directors be elected annually. Adoption of the proposal requires the affirmative vote of 80 percent of the shares entitled to vote at the Meeting. **Your Board recommends that you vote AGAINST this proposal.**

As we have stated in the past, your Board of Directors believes that the present classified board structure has significant advantages over a system in which all directors are elected annually. For example, under the shareholder proposal, the whole Board could be replaced at the time of any takeover of the Company. This would place the Company at a distinct disadvantage as a classified board structure provides any potential acquirer with an incentive to negotiate with the Board as opposed to a few large shareholders. This allows the Board to negotiate terms or consider alternatives that maximize value for all shareholders, both large and small. In a situation in which someone is seeking to acquire the Company, because of our Board structure, holders of large blocks of Company stock will be less able to negotiate special concessions or terms at the expense of smaller shareholders. Another advantage is that a classified board structure ensures continuity since there will always be directors in office who are familiar with the business and affairs of the Company.

The Company's Code of Regulations requires that in order for this proposal to be adopted, it must receive the affirmative vote of 80 percent of the shares entitled to vote at the meeting. Your Board of Directors cannot change this requirement. Only the shareholders, by the same 80 percent majority, can do that. This proposal has been submitted previously and on some occasions, has received a plurality of the votes cast. This has given your Board the opportunity to seriously deliberate the merits of this issue before forming its position. Your Board continues to believe that the current Board structure is in the best interest of all shareholders. When voting, you also should take into account what you believe to be in the best interests of all shareholders of the Company, both large and small. **The Board encourages you to vote AGAINST this proposal.**

The following is the complete text of the proposal as submitted. The proponent's name, address, and number of shares held will be furnished upon written or oral request to the Company.

Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter: The buoyant stock market rewarded both good and bad boards. But when the bubble burst, that changed. Suddenly, the importance of governance was clear. In a time of crisis, a vigorous board that has done its job can help companies minimize the damage. A look back at *BusinessWeek*'s inaugural ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-gov-

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards:

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards; retirees, no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Boards should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive, a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards, and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Perf[illegible]easures include the board's handling of strategy, [illegible]d executive pay. Data were provided by the Inves[illegible]ibility Research Center, the Corporate Library, and Institutional Shareholder Services.

board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books—all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar Gen-



The most egregious failing of U.S. boards: Allowing astronomical pay for head honchos

rectors and officers is also a factor.

Perhaps the most important driver of change is the markets. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as having lax oversight. No company knows this better than Cendant Corp., which has been revamping governance since its 1998 accounting scandal. Among the most recent changes: Executive stock options will now require shareholder approval, and severance deals for departing executives will be severely curtailed. "I think the real impetus [for reform] will not be the NYSE, the President, or Congress—it will be the reality of the marketplace," says Henry R. Silverman, Cendant's CEO.

Some boards, it seems, never change. Long regarded as governance slackers, they still seem oblivious to the atmosphere of reform. At Tyson Foods Inc., for example, there are 10 insiders on the 15-member board, including founder Don Tyson's son, making it one of the most insider-dominated boards around—and earning the company a place on *BusinessWeek*'s Worst Boards list. Five of the insiders are Tyson consultants, and seven have extensive side deals with the company—everything from leasing farms to providing aircraft, wastewater-treatment plants, and office space. Two of those seven sit on the compensation committee that awarded CEO John H. Tyson a $2.1 million bonus for negotiating the acquisition of meatpacker IBP—a deal the company tried, unsuccessfully, to back out of. Anc after a federal indictment in Tennessee accused the company of conspiring since 1994 to smuggle illega immigrants into the U.S. from Mexic to work in its poultry-processin plants, the company fired severa managers allegedly involved in th scheme, but the board took no action against the CEO.

Tyson denies the conspirac charge and says the CEO's bonu was earned in light of th "huge number of man-hours involved in the IBP acquisition and its "unqualified success." But governance experts say boards lik Tyson's are a throwbac to when directors sav board seats as a way t land clients for thei companies or consultin contracts for themselves. "It's an incestuous board with a capital I," says Patrick McGurn, corporate-programs directo at proxy adviser Institutional Shareholder Services Inc "They may not all share the name, but they all share th same affinity for the Tyson family."

To be sure, the governance revolution has not taken roo everywhere. And even where it has, constant vigilance i necessary to make sure the sense of purpose survives. Computer Associates, a Most Improved board, hired Harvar governance expert Jay W. Lorsch to advise it on reform designated a lead independent director, and bolstered its audi

BOARDS THAT NEED WORK

ADVANCED MICRO DEVICES	Board gets high marks for independence and quality, including audit committee that met nine times in 2001. But five directors need a bigger equity stake. No outside director is CEO of a company of comparable size.
AT&T	More than a third of board owns less than $150,000 worth of AT&T stock. Three directors sit on too many boards. One member of the compensation committee has a stake in a company that does business with AT&T. CEO Michael Armstrong and Citigroup's Sanford Weill sit on each other's boards.
CIRCUIT CITY	Out of 13 board members, 7 own less than $150,000 in stock. Board lacks an outside director with extensive retail experience, especially crucial as the company's performance slumps.
CITIGROUP	Board is loaded with top-flight CEOs—from AT&T, Alcoa, United Technologies, and Colgate-Palmolive—and has made recent governance improvements, including expensing options. But with 17 directors, it's too big. Two of the six audit-committee members sit on too many boards.
FORD	Ford stumbled in 2001, allowing now-ousted CEO Jacques Nasser to proceed with an ill-conceived makeover as quality slid. Board needs fewer insiders and an audit-committee chief with CFO experience.
HEWLETT-PACKARD	The 12-member post-merger board has only three insiders. But CEO Carleton S. Fiorina needs to get off the nominating committee; Richard Hackborn, a former HP exec, needs to get off the audit committee; and the company's external auditor shouldn't be providing nonaudit consulting services.
MICROSOFT	With no nominating committee, founder Bill Gates has too much control over board composition. A former company president shouldn't be sitting on the audit committee. And with just eight directors, every warm body counts—three of them shouldn't be sitting on five or more additional boards.
PEPSICO	Half of being a good director is simply showing up, and three members of PepsiCo's audit committee didn't. All three missed at least 25% of their meetings [illegible] The laggards include Fannie Mae CEO Franklin Raines.
WAL-MART	It's hard to fault this company on performanc [illegible] vernance is another matter. Half of the 16 board members have ties to the company. Wal-Mart [illegible] ever its ties with two directors' families and decide

3 – Elect Each Director Annually
Allow Proposal Topic That Won Our 50%-Plus Yes Vote at 3 Annual Meetings

Shareholders recommend that each director be elected annually. This proposal recommends that our company's governing documents be amended accordingly including company bylaws.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submits this proposal.

Strong Institutional Investor Support

Twenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002. Annual election of each director is a key policy of the Council of Institutional Investors www.cii.org. Another Council policy is the adoption of shareholder proposals that win a majority of votes cast as this proposal topic did in 1999, 2001 and 2002. Institutional investors own 62% of FirstEnergy stock.

Our 50%-Plus Yes Votes in 1999, 2001 & 2002

This proposal topic won more than 50% of our yes-no vote at each of our 1999, 2001 and 2002 annual meetings – including our 59%-yes vote in 2002.

Challenges Faced by our Company

Shareholders believe that challenges faced by our company in the past year demonstrate the merits for shareholders to vote annually regarding each director:

1) The Nuclear Regulatory Commission is investigating our company for possible criminal negligence, including charges of falsifying documents at the Davis-Besse nuclear plant.
2) Our management said it put profit ahead of safety at the Davis-Besse nuclear plant.
3) Our management declared Davis-Besse "one of the safest and most reliable" nuclear plants when it had a brick-sized hole in the steel required to protect the nuclear reactor.
4) The Nuclear Regulatory Commission said the whole Davis-Besse mess cold have been avoided.
5) The bill for the extended outage at Davis-Besse is expected to approach $400 million.

Combined with a poison pill

Certain independent proxy analysts are particularly concerned about a lack of annual election of each director, combined with a poison pill, which shelters our management from accountability.

Flaws in our Management's Response to this Topic

Our management's 2002 formal stand on this proposal topic focused on our management's prerogative to ignore 50%-plus shareholder votes.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes electing each director annually. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

To protect our investment money at risk:

Elect Each Director Annually
Allow Proposal Topic That Won Our 50%-Plus Yes Vote at 3 Annual Meetings
Yes On 3

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2003

The proposal recommends that each director be elected annually.

We are unable to concur in your view that FirstEnergy may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "Twenty-five (25) proposals . . ." and ends ". . . major companies in 2002";

- provide a citation to a specific source for the sentence "Institutional investors own 62% of FirstEnergy stock";

- revise the reference to www.cii.org to provide a citation to a specific source for the discussion referenced;

- provide a citation to a specific source for the sentence that begins "Another Council policy . . ." and ends ". . . topic did in 1999, 2001 and 2002";

- delete the subheading and paragraph that begins "Challenges Faced by our Company . . ." and ends ". . . expected to approach $400 million";

- provide a citation to a specific source for the subheading and paragraph that begins "Combined with a poison pill . . ." and ends ". . . shelters our management from accountability"; and

- provide a citation to a specific source for the subheading and paragraph that begin "Serious about good governance . . ." and ends ". . . companies seen as lax in oversight."

Accordingly, unless the proponent provides FirstEnergy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(8) to the extent it could, if implemented, disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming annual meeting. It appears, however, that this defect could be cured if the proposal was revised to provide that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming annual meeting. Accordingly, unless the proponent provides FirstEnergy with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor